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                               January 4, 2024

       Jason Murray
       Chief Executive Officer
       PACS Group, Inc.
       262 N. University Ave.
       Farmington, Utah 84025

                                                        Re: PACS Group, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
8, 2023
                                                            File No. 377-06990

       Dear Jason Murray:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. Please revise to state whether the offering is contingent on listing approval.
       Industry, Market and Other Data, page 1

   2. We note your statement that you "have not independently verified" publications, research, surveys and studies
conducted by third parties, and investors are "cautioned not to give undue weight to such
information, estimates or projections." Such statement may imply an inappropriate
disclaimer of liability for such third-party information. Please revise to remove any implication
that investors are not entitled to rely on information in your registration statement.
 Jason Murray
FirstName  LastNameJason Murray
PACS Group,   Inc.
Comapany
January    NamePACS Group, Inc.
        4, 2024
January
Page 2 4, 2024 Page 2
FirstName LastName
Prospectus Summary, page 2

3. We note that you make various statements throughout the draft registration statement discussing the SNF industry and projections, including, but not limited to, the following:

                   The SNF industry is large and growing, with total expenditures expected to increase from $193.6 billion in 2022 to $283.3 billion in 2031, representing a compound annual growth rate (CAGR) of 4.3%;"
                "The SNF industry in the United States encompasses approximately 15,000 nursing homes and serves over 1.3 million patients annually. The industry is highly fragmented, with the top 10 operators, each having greater than 100 facilities, representing approximately 11% of total number of SNFs in the United States;"
                "While the total U.S. population is expected to increase 25% from 2016 to 2060, the population aged 65 and older is expected to increase 92% during that same period;"
              and
                "Additionally, the percentage of those 50 years and older with more than one chronic condition is estimated to increase by 99.5% from 2020 to 2050."

         Please revise your disclosure to provide the basis for each of the above statements. In addition, to the extent that some of these statements are intended to be qualified to your belief, please revise to state such and to state the basis, to the extent material, for your belief.
4. We note your disclosure that you "have a robust pipeline of potential single-facility tuck-
         in acquisitions, larger multi-facility portfolio acquisitions and select new facility builds across existing and new markets." Please revise your disclosure to include a more fulsome discussion of your near-term plans, including investments for which you might utilize the proceeds from this offering.
5.       Please balance your prospectus summary by including disclosure regarding
         your regulatory compliance obligations and that you derive substantial revenue from government healthcare programs. Similarly, we note on page 4 you discuss your revenue, net income, Adjusted EBITDA and CAGR. Please revise to balance this disclosure, such as by disclosing your current indebtedness.
6. Please revise to provide support for your statements that you are "one of the largest skilled nursing providers in the United States" and "one of the largest SNF operators in the
         United States." Additionally, please revise to provide support for statements concerning competitors or industry practices, such as your statement on page 5 that you "provide payors with a high-quality alternative to higher cost post-acute sites of care, such as inpatient rehabilitation facilities" and your statement on page 7 that your "investment into facilities is differentiated from traditional industry operators who are often hesitant to make physical plant investments into facilities and who often seek to extract value through cost-cutting or other limitations on facility resources." To the extent these are statements of belief please revise to state such.
 Jason Murray
FirstName  LastNameJason Murray
PACS Group,   Inc.
Comapany
January    NamePACS Group, Inc.
        4, 2024
January
Page 3 4, 2024 Page 3
FirstName LastName
7. Please revise to clarify the entities through which the Company conducts its operations.
Risk Factors
We may not be fully reimbursed for all services for which each facility bills through consolidated billing..., page 19

8. We note your disclosure that "bundling," while uncommon, "adversely affects SNF utilization and payments." Please revise your disclosure to clarify the circumstances when
         SNFs are required to perform consolidated billing.
We review and audit the care delivery, recordkeeping and billing processes of our operating subsidiaries..., page 22

9. We note your disclosure that "[f]rom time to time, [y]our systems and internal controls highlight potential compliance issues" and "[w]hen errors or compliance failures are identified, [you] seek to rectify them as appropriate. " Please disclose any material systems and internal controls compliance issues you have experienced. We are subject to litigation, which is commonplace in our industry, that could result in significant legal costs..., page 23

10. We note your statement on page 23 that you, and others in the industry, have been, and continue to be, subject to an increasing number of claims and lawsuits, including professional liability claims. We also note that on page F-8 you mention that you have a wholly-owned captive insurance subsidiary, Welsch Insurance Ltd., that provides coverage to various consolidated operating subsidiaries related to Professional Liability and General Liability insurance. Please revise to state here that you utilize a captive insurance company for at least certain of these risks and the risks involved with using a wholly-owned captive insurance company.
We face and are currently subject to surveys, investigations, and other proceedings relating to our licenses and certification..., page 44

11. We note the following statement on page 44: "We have received notices of potential sanctions and remedies based upon alleged regulatory deficiencies from time to time, and such sanctions have been imposed on some of our facilities. We have had facilities placed on special focus facility status in the past, continue to have some facilities on this status currently and other operating subsidiaries may be identified for such status in the future. As of December 31, 2023, we had facilities placed on special focus facility status."
         Please revise to state the number of facilities in special focus facility status when available and the nature of the material alleged regulatory deficiencies. You also mention that if a facility fails to institute an acceptable plan of correction to remediate the deficiency the facility could be subject to remedial action and you provide examples of remedial action.
         Please revise to state whether any material remedial actions have been taken against you and the nature of such action(s).
 Jason Murray
FirstName  LastNameJason Murray
PACS Group,   Inc.
Comapany
January    NamePACS Group, Inc.
        4, 2024
January
Page 4 4, 2024 Page 4
FirstName LastName
Future sales of shares of common stock by existing stockholders could cause the market price of our common stock to decline, page 51

12. Please revise this risk factor to discuss the risks associated with the registration rights granted to Jason Murray and Mark Hancock.
Use Of Proceeds, page 62

13. We note that you intend to use the net proceeds from the offering for general corporate purposes to support the growth of your business and that you may use a portion of the net proceeds to acquire or invest in additional nursing facilities or other businesses and service offerings, although you do not have binding agreements or commitments for any material investments at this time. Please provide a more specific breakdown of how you plan to allocate the net proceeds from this offering.
Management's Discussion and Analysis Of Financial Condition and Results Of Operations, page
68

14. We note your disclosure that you participate in joint ventures. Please revise your disclosure to discuss the nature of these joint ventures, including the material provisions of your contractual agreements.
Non-GAAP Financial Measures, page 73

15. We note you will present Adjusted EBITDAR, which includes a non-GAAP adjustment for rent. Please tell us how you considered Non-GAAP Financial Measures C&DI
         Question 100.01 as part of your determination to adjust for rent and present Adjusted
         EBITDAR.
Results of Operations
Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021, page
78

16. We note significant increases in your financial statement line items from 2021 to 2022, but your discussion and analysis does not appear to allow investors to view the registrant from management's perspective, as set forth in Item 303(a) of Regulation S-K. For example, in certain instances your discussion is limited to the repetition of one piece of information (e.g., the increase was primarily attributable to the additional expenses from
         New facilities). We note further, for example, that your cost of services includes a number of components, including payroll and related benefits, supplies, purchased services, the cost of pharmacy and therapy services provided to patients, general and professional liability insurance, and rent expenses, but you do not discuss any of these components. Item 303(a) sets forth that a discussion and analysis should have descriptions and amounts of matters that have had a material impact on reported operations, as well as matters that are reasonably likely based on management's assessment to have a material impact on future operations. Item 303(b)(2)(i) sets forth that a registrant should describe
 Jason Murray
FirstName  LastNameJason Murray
PACS Group,   Inc.
Comapany
January    NamePACS Group, Inc.
        4, 2024
January
Page 5 4, 2024 Page 5
FirstName LastName
         any other significant components of revenues or expenses that would be material to an understanding of the registrant's results of operations. Please revise your discussion and analysis to more fully address the requirements of Item 303(a), (b), and (b)(2) of
         Regulation S-K.
Liquidity & Capital Resources
Operating Activities, page 81

17. Your discussion of operating activities appears to primarily restate amounts identified on the statement of cash flows without providing any material information as described in
         Item 303(a) of Regulation S-K. In addition, your discussion of an increase in accounts receivable appears to a certain extent superficial. Lastly, your discussion appears to omit other significant changes underlying the net cash provided by operating activities, as identified in the statement of cash flows. Please provide a more robust analysis of the changes in net cash provided by operating activities. Please quantify all factors cited and address the material drivers underlying those factors. You should focus on the primary drivers of and other material factors necessary to an understanding of the registrant's cash flows and the indicative value of historical cash flows. Please also discuss the underlying drivers responsible for material changes in your cash flows from investing and financing activities for all periods presented. Refer to Item 303 of Regulation S-K.
Business
Business Overview, page 87

18. Please revise your disclosure to include a discussion of the general development of your business. Refer to Item 101(a) of Regulation S-K.
Our Operating Model, page 89

19. We note your disclosure that you "contract with each facility to provide PACS Services, which includes support through a regional team of seasoned, highly qualified, cross-
         functional professionals, and led by an RVP." Please revise your disclosure to discuss the nature of these contracts with facilities, including material provisions. Please file a form of such agreement pursuant to Item 601(b)(10) of Regulation S-K to the extent available.
Human Capital Resources, page 99

20. It appears you have some unionized employees. Please revise to state so here and the number of employees covered by collective bargaining agreements. Underwriting
Conflicts of Interest, page 146

21. Please revise your disclosure to include reference to, and the material provisions of, the
         Truist Term Loan referenced on page 83.
 Jason Murray
PACS Group, Inc.
January 4, 2024
Page 6
Financial Statements
Note 3. Revenue and Accounts Receivable, page F-14

22. We note revenue recognized from healthcare services is adjusted for estimates of variable consideration to arrive at the transaction price and variable consideration includes estimates of price concessions and discounts so that the estimated transaction price is reflective of the amount you expect to be entitled in exchange for providing the healthcare services to customers. Please revise to disclose the qualitative and quantitative information about the significant judgments and changes in judgments that significantly affect the determination of your transaction price, as set forth in ASC 606-10-50-1(b), 50-
      17(b), and 50-20(a).
General

23. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       Please contact Jeanne Bennett at 202-551-3606 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                           Sincerely,

FirstName LastNameJason Murray                             Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NamePACS Group, Inc.
                                                           Services
January 4, 2024 Page 6
cc:       Shayne Kennedy, Esq.
FirstName LastName